Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                January 21, 2016


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1413
                        File Nos. 333-208271 & 811-03763

Ladies/Gentlemen:

      The undersigned, Guggenheim Defined Portfolios, Series 1413 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective by 1 p.m. Eastern time on January 27, 2016, or as soon thereafter as possible.

      In connection with the above acceleration request of the effective date of the Registration Statement and the response to the comments of the staff of the Securities and Exchange Commission regarding the Registration Statement, the Trust acknowledges that:

      1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

      2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      3. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      4. The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                               Very truly yours,

                                      Guggenheim Defined Portfolios, Series 1413

                                          By: Guggenheim Funds Distributors, LLC


                                                                 By: /s/ Amy Lee
                                                                 ---------------
                                                                         Amy Lee
                                                    Vice President and Secretary